November 13, 2018

Brandon Mendenhall
Director and CEO
RAD Diversified REIT, Inc.
1306 Monte Vista Ave., No. 5
Upland, California 91786

       Re: RAD Diversified REIT, Inc.
           Draft Offering Statement on Form 1-A
           Submitted October 17, 2018
           CIK No. 0001721469

Dear Mr. Mendenhall:

        We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed October 17, 2018

General

1. We note your disclosure that this is a blind pool offering and you are not committed to acquiring any particular investments with the net proceeds. Accordingly, please provide the disclosure described in Items 4 and 8 of Industry Guide 5, or advise us why you believe you are not required to do so. For additional guidance, please refer to Item 7(c) of
       Part II of Form 1-A and CF Disclosure Guidance Topic No. 6.
2. Please provide additional information about the share redemption program. For example, please clarify whether you intend to place a cap on the number of redemptions that may
 Brandon Mendenhall
FirstName LastNameBrandon Mendenhall
RAD Diversified REIT, Inc.
Comapany 13, 2018 Diversified REIT, Inc.
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         occur in each year and whether redemptions will be done pro rata. Please also discuss the factors that the Board will take into consideration when deciding to change or suspend the redemption program. Please also clarify how shareholders will become aware of a change or suspension to the program if the Board will not provide notice. Finally, please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division's Office of
         Mergers and Acquisitions at 202-551-3440.
3. We note that you plan to conduct a share repurchase program. Please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase program. We urge you to consider all the elements of your repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated
         October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.
Cover Page

4. Please revise to specify the date upon which the offering will terminate.
Summary
Conflicts of Interest, page 11

5. We note your disclosure that your Manager's involvement in other real estate entities and program may give rise to conflicts of interest with respect to your business, investments, and investment opportunities. Please revise to disclose how investment opportunities will be allocated among these funds.

Investment Strategy, page 11

6. We note that you intend to "acquire, manage, renovate or reposition, operate, selectively leverage, and lease single family and multi-family residential properties . . . ." We also
         note your disclosure that your "acquisition strategy primarily consists of the purchase of tax deeds that evidence assessments on real property." Please revise to provide additional disclosure about your acquisition strategy of purchasing tax deeds, including the risks associated with this strategy.
"All of Subscribers [sic] Investment Can Be Lost", page 15

7. We note your disclosure in bold on page 15 that a "subscriber must read all material relating to this investment." We note that your subscription agreement filed as exhibit 4
 Brandon Mendenhall
FirstName LastNameBrandon Mendenhall
RAD Diversified REIT, Inc.
Comapany 13, 2018 Diversified REIT, Inc.
November NameRAD
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         also contains a similar disclaimer, both on page 4 and in section 6.4 of the agreement.
         Please note that it is inappropriate to require that investors "read" all offering materials and remove this language from your offering circular and subscription agreement.
Calculation of Net Asset Value, page 60

8. Please expand your disclosure to describe the techniques and inputs your manager expects to use to determine the fair value of investment assets and liabilities attached to the investment assets at the end of each quarter in determining NAV.
9. Please provide us, on a supplemental basis, with your template for future NAV disclosures. In addition, please clarify whether a valuation expert will be responsible for your NAV and clarify who will be responsible for making the final determination. Please also discuss how you plan to inform prior and potential investors about the change in your offering price.
Plan of Distribution, page 62

10. We note that you intend to use your website for investors to purchase securities in this offering. The website address provided in this filing does not appear to be a live site.
         Please revise to provide the timeline for your website's implementation.
11. We note that after you hold your first closing upon raising the minimum amount in this offering, you intend to hold additional "subsequent holdings until the maximum amount is sold." Please provide us with more information as to how these subsequent closings will work in conjunction with this offering. For example, provide us with more detail regarding the mechanics of your offering, including a discussion of what factors will go into deciding when to hold additional closings and what rights subscribers may have after remitting payment, but prior to a closing and any contingencies to the closings. Finally, please tell us how these closings are appropriate under Rule 251(d)(3)(i)(F) of Regulation
         A.
Executive Compensation, page 109

12. Please revise to specifically disclose whether you will reimburse your Manager for the salaries and benefits to be paid to your named executive officers.
13. We note that you will pay your Manager an Asset Management Fee every month based on
         NAV, but you will not calculate NAV until January 1, 2019. Please clarify how you will calculate the Asset Management Fee before you have calculated NAV.
14. We note your disclosure that your Financial Management Fee "is equal to 20% of the increase in [your] Net Asset Value that is not attributable to investment." Please revise to explain how you will determine what part of your NAV is not attributable to investment.
 Brandon Mendenhall
FirstName LastNameBrandon Mendenhall
RAD Diversified REIT, Inc.
Comapany 13, 2018 Diversified REIT, Inc.
November NameRAD
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Audited Financial Statements, page 113

15. Please include the financial statements required by Part F/S of Form 1-A in your next amendment.
Exhibits, page 116

16.      We note that section 12.3 of your Subscription Agreement filed as
Exhibit 4 contains
         multiple references to various jurisdictions, including references to the jurisdiction for the
         Management Agreement. It is unclear why the subscription agreement includes forum provisions for the Management Agreement. Please revise to clarify.
17. Please provide additional clarity to the chart provided in the performance information filed as Exhibit 15(b)(1). For example, it is unclear what exactly the chart in the exhibit is intended to depict. In this respect, please revise to identify what is represented by each axes of the chart.
18. We note your disclosure in Exhibit 15(b)1 that DDH Funds holds more investments than
         DHI Holdings and DHI Fund. Please revise your disclosure to quantify the relative amount of investment holdings of each fund.
19. Please expand your disclosure in Exhibit 15(b)1 to describe the methodologies and significant assumptions used to determine the fair market values of DDH
         Fund's investment properties. Explain what adjustments, if any, were made to the most recently estimated historical fair market value to arrive at the projected fair market value disclosed in the chart on page 2, and your basis for these adjustments.
20. Please present the most recent historical balance sheet of DDH Fund prepared in accordance with US GAAP to serve as a reference point for the projected balance sheet presented on page 3 of Exhibit 15(b)1. Clearly disclose all material assumptions used to arrive at the projected amounts. Please tell us management's basis for the capitalization of unrealized gains and losses on investment properties. Please provide relevant citation within US GAAP supporting management's basis.
21. We note that you refer to the Full Financial Projection beginning on page 6 of Exhibit
         15(b)3 as a "detailed 5-year pro-forma spreadsheet" in the introductory paragraph on page
         1. To the extent that you characterize these amounts as pro forma financial information, please revise your disclosure to comply with all requirements of Rule 8-05 of Regulation
         S-X.
22. Please revise the tables on pages 6 - 33 of Exhibit 15(b)3 to clearly label both axes. For example, it is unclear to what period many of the numerical columns relate. There are also several pages of numerical data with intermittent labels identifying the period, but it is unclear what the amounts represent. Additionally, please explain to us your basis for being able to provide a reliable five year projection when your company has yet to begin operations.
 Brandon Mendenhall
RAD Diversified REIT, Inc.
November 13, 2018
Page 5

        You may contact Kristina Marrone, Staff Accountant, at 202-551-3429 or Kevin Woody,
Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at 202-
551-7150 or Erin Martin, Legal Branch Chief, at 202-551-3391 with any other questions.



                                                           Sincerely,
FirstName LastNameBrandon Mendenhall
                                                           Division of
Corporation Finance
Comapany NameRAD Diversified REIT, Inc.
                                                           Office of Real
Estate and
November 13, 2018 Page 5                                   Commodities
FirstName LastName